Ariel Investment Trust

200 East Randolph Street

Suite 2900

Chicago, IL 60601

February 10, 2021

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ariel Investment Trust (the “Trust”)

(1933 Act Registration No. 033-07699)

(1940 Act Registration No. 811-04786)

Dear Ms. Hamilton:

The purpose of this letter is to respond to oral comments you provided to us on behalf of the U.S. Securities and Exchange Commission (“SEC”) on January 13, 2021, regarding the recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending September 30, 2020 (the “Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Report.

The Trust’s responses to your comments are as follows:

1.

SEC Comment: For Ariel International Fund and Ariel Global Fund, please explain how each fund meets the diversification requirements of the Investment Company Act of 1940 (the “1940 Act”), considering (as reflected in the top ten holdings) individual investments representing more than 5% are greater than 25% of total assets.

Response: Please note that in the heading of the top ten holdings table in the financial statements, we state that the percentages appearing in these tables reflect the percentage of the market value of each security of the Funds’ NET assets. In the Funds’ daily compliance testing designed to test the Funds’ compliance with the diversification requirements defined in the 1940 Act, the Funds calculate the percentage ownership as a percent of TOTAL assets in accordance with the rule. Ariel International Fund and Ariel Global Fund invest in forward foreign exchange contracts to hedge the Funds’ foreign currency exposure resulting from owning securities in certain non-US markets. In performing this SEC diversification test which is based on total assets in a fund, we include the full receivable from forward contracts in the balance used for total assets.

For Ariel International Fund, the market value of the receivable (asset) relating to these contracts on 9/30/20 was $184,679,000. The market value of the payable (liability) relating to these forward contracts on 9/30/20 was $186,764,000. For financial reporting purposes, the Fund netted the amount receivable against the amount payable and reported a net payable of $2,085,000. As noted above, we include the full receivable from forward contracts ($184,679,000) in total assets. As a result, the total asset number used for diversification testing purposes is $818,360,000 ($633,681,000+184,679,000). Using this number as our denominator, Ariel International Fund meets the diversification requirement as defined in Section 5.(b)(1). Using this calculation, only the following securities exceed the 5% limit for a total of 18.36%.

Security Name	Market Value	Gross Assets	% of Total assets
Deutsche Boerse	52,725,910	818,360,000	6.44%
Nintendo Co.	48,988,347	818,360,000	5.99%
Roche Holding	48,515,068	818,360,000	5.93%
Total			18.36%

For Ariel Global Fund, the market value of the receivable (asset) relating to these contracts on 9/30/20 was $17,506,000. The market value of the payable (liability) relating to these forward contracts on 9/30/20 was $17,611,000. For financial reporting purposes, the Fund netted the amount receivable against the amount payable and reported a net payable of $105,000. As noted above, we include the full receivable from forward contracts ($17,611,000) in total assets As a result, the total asset number used for diversification testing purposes is $123,699,000 ($106,193,000+17,506,000). Using this number as our denominator, Ariel Global Fund meets the diversification requirement as defined in Section 5.(b)(1). Using this calculation, only the following securities exceed the 5% limit for a total of 20.14%.

Security Name	Market Value	Gross Assets	% of Total assets
Microsoft	10,630,078	123,699,000	8.59%
Roche Holding	7,989,183	123,699,000	6.46%
Baidu, Inc. ADR	6,291,776	123,699,000	5.09%
Total			20.14%

2.

SEC Comment: For Ariel International Fund, please explain if the fund is planning to enter into a closing agreement with the IRS on any EU reclaims, as applicable, or if the fund will be applying the netting method. With regard to any reclaims, please explain if the fund has incurred professional fees or compliance fees. If so, please explain the accounting and disclosure of those fees. And given the amount of reclaims receivable, please explain which country or countries these receivables relate to and how the fund monitors the collectability of those receivables.

Response: Ariel International Fund is not planning to enter into a closing agreement with the IRS on any EU reclaims or applying the netting method at this time. The Fund has used the services of a proxy solicitation company to provide residence data about the Fund’s shareholders relating to our filing in Switzerland and an audit firm to act as the Fund’s local representative in Germany. Both these fees are considered to be a fund expense. The fee paid to the proxy solicitation firm was recorded as a miscellaneous expense. The fee paid to the audit firm was recorded as professional fee expense. As of September 30, 2020, Ariel International Fund had total dividend reclaim receivable balance of $3,341,479. Of this amount, receivables were outstanding in the following EU countries: Austria ($300), Denmark ($13,400), France ($286,400), Germany ($498,700), Portugal ($800) and Switzerland ($1,747,100). The Fund’s custodian is in regular contact with the sub-custodians in these local markets to ascertain the collectability status of these reclaims. In all cases, management believes that the amounts recorded as all receivables in Ariel International Fund as of September 30, 2020 remain collectable.

3.

SEC Comment: For all funds’ (looking at the balance sheets), please confirm in correspondence that either (a) there are no amounts to be disclosed or (b) please explain why amounts payable to officers and directors, controlled companies, and other affiliates have not been stated separately in compliance with Regulation S-X, Rule 6-04.

Response: As of September 30, 2020 there are no amounts to be disclosed as amounts payable to officers and directors, controlled companies and other affiliates in compliance with Regulation S-X, Rule 6-04.

4.	SEC Comment: Please include a statement that additional information about the Trustees is included in the Statement of Additional Information (as required by Item 27(b)(6) of Form N-1A).

Response: Thank you for your comment. The following language will be added below the Trustee table in the next annual report: “The Statement of Additional Information (SAI) for Ariel Investment Trust includes additional information about the Funds’ Trustees. The SAI is available without charge by calling 800.292.7435 or logging on to our website, arielinvestments.com.”

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (312) 612-2689.

Sincerely,

/s/ James R. Rooney

James R. Rooney

Chief Financial Officer, Ariel Investment Trust

cc:	Wendy D. Fox, Chief Compliance Officer, Ariel Investment Trust

Arthur Don, Esq., Greenberg Traurig, LLP, Counsel to the Trust